# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of issuer***
Glance Tech, Inc.

***Legal status of issuer***

    ***Form***
    C-Corporation

    ***Jurisdiction of Incorporation/Organization***
    Delaware

    ***Date of organization***
    October 4, 2017

***Physical address of issuer***
8 Eu Tong Sen Street, #18-81 The Central, Singapore 059818

***Website of issuer***
https://glanceclock.com

***Name of intermediary through which the offering will be conducted***
SI Securities, LLC

***CIK number of intermediary***
0001603038

***SEC file number of intermediary***
008-69440

***CRD number, if applicable, of intermediary***
170937

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering*
7.5% of the amount raised

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

*Type of security offered*
Series Seed Preferred Stock

*Target number of Securities to be offered*
56,328

*Price (or method for determining price)*
$0.44383

*Target offering amount*
$25,000

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

*Maximum offering amount (if different from target offering amount)*
$1,070,000

*Deadline to reach the target offering amount*
March 9, 2018

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
10

2

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $0 | N/A |
| **Cash & Cash Equivalents** | $0 | N/A |
| **Accounts Receivable** | $0 | N/A |
| **Short-term Debt** | $0 | N/A |
| **Long-term Debt** | $15,641 | N/A |
| **Revenues/Sales** | $0 | N/A |
| **Cost of Goods Sold** | $0 | N/A |
| **Taxes Paid** | $0 | N/A |
| **Net Income** | -$15,641 | N/A |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

**EXHIBIT A**
**OFFERING MEMORANDUM PART II OF OFFERING**
**STATEMENT**
**(EXHIBIT A TO FORM C)**
**JANUARY 4, 2018**

**Glance Tech, Inc.**



## Up to $1,070,000 of Preferred Stock

Glance Tech, Inc. ("Glance", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 9, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by March 9, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 9, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at https://glanceclock.com/pages/secreports.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

**Updates**

Updates on the status of this Offering may be found at: https://www.seedinvest.com/glance.tech/seed

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Glance Tech, Inc. is a Delaware C-Corporation, formed on October 4, 2017.

The Company is located at 8 Eu Tong Sen Street, #18-81 The Central, Singapore 059818.

The Company's website is https://glanceclock.com.

The Company previously operated as a Singapore limited company under the name Glance Tech Pte. Ltd. (formerly inAir Pte. Ltd.) (the "Singapore Company"), which was formed on May 8, 2014. In order to conduct this Offering, the Singapore Company reorganized whereby it formed the Company as a Delaware corporation on October 4, 2017. The reorganization will be completed after this Combined Offering by the Singapore Company's shareholders contributing their shares in the Singapore Company in exchange for shares in the Company, with the Singapore Company becoming a wholly-owned subsidiary of the Company. The Company has not yet commenced principal operations, and plans to commence principal operations after this Combined Offering. There is a risk that if sufficient financing is not received as part of the current capital raise, the commencement of principal operations may be delayed for a period of time, or indefinitely.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/glance.tech/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

**The Offering**

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| | |
|---|---|
| **Minimum amount of Preferred Stock being offered** | $25,000 |
| **Maximum amount of Preferred Stock** | $1,070,000 |
| **Purchase price per Security** | $0.44383 |
| **Minimum investment amount per investor** | $500 |
| **Offering deadline** | March 9, 2018 |
| **Use of proceeds** | See the description of the use of proceeds on page 13 hereof. |
| **Voting Rights** | See the description of the voting rights on pages 11 and 18. |

**RISK FACTORS**

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

***The Company may be unable to protect its intellectual property adequately.*** The Company has no patents on its single product – the Glance Clock – and its previous application for a patent on this product was rejected. The Company has not at this time filed another application or any request to appeal the rejection, and any such filings are not guaranteed to result in any issued patents or patent protection. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect its proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

***The Company faces competition from other companies in the smart interface space.*** Existing companies that engage in the smart device business or are within the smart interface space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth.

***The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.*** It may prove difficult for the Company to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive smart device space. Additionally, the product may be in a market where customers will not have brand loyalty.

***The Company was originally formed as a foreign company, operating overseas and headquartered in Singapore, which may pose unknown risks.*** To the extent the Company continues operations overseas, it is subject to foreign laws and regulations regarding privacy, data protection, and other matters. Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the United States. These foreign laws and regulations are evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

***The Company may not have accurately forecast demand for its product.*** The Company may need to start closing a significant number of customers in order to reach its sales goals. There is the risk that the Company will fail to execute on sales opportunities or not identify enough potential customers given its current success rate. The Company may struggle to convert its pipeline into paying customers. The Company may find it difficult to grow its business or to survive if its actual market is smaller than expected.

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***Consumer goods, especially connected smart-home devices, are typically seasonal products, with a large percentage of their sales occurring during the November-December holiday season.*** This indicates that these products may be bought as gifts and are highly discretionary. The seasonality of the Company's revenue and operations could additionally increase the Company's current cash burn.

***We are subject to rapid technological change and dependence on new product development***. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

***The reviewing CPA has included a "going concern" note in the reviewed financials.*** The reviewing CPA notes that as of November 30, 2017, the Company has incurred losses from inception of approximately $15,641 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The reviewing CPA further notes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The reviewing CPA further notes that the accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.*** We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*** Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

*We have not prepared any audited financial statements.* Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

*We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement.* These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

**Risks Related to the Securities**

*The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.* You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

*A majority of the Company is owned by a small number of owners.* Prior to the Offering the Company's current owners of 20% or more beneficially own up to 60.02% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

*Your ownership of the shares of preferred stock may be subject to dilution.* Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

*You will be bound by an investment management agreement, which limits your voting rights.* All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this

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agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

***The Securities will be equity interests in the Company and will not constitute indebtedness.*** The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.*** There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.*** The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

***Any valuation at this stage is difficult to assess.*** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**BUSINESS**

**Description of the Business**
The Company has developed the Glance Clock, a glanceable interface that is connected to your mobile apps and internet accounts and shows the right information in an incredibly easy-to-understand format. The Glance Clock is a timepiece that sets the accurate time automatically and also serves as appointments reminder, weather reporter and a lot more, all at the right moment. It helps you stay focused on things that you love to do and keep you updated on your digital life events. Behind the clock, there is a cloud platform that gathers data from services that you use. The Glance cloud contextually analyses data using machine learning to understand which information should be displayed on Glance clock and when. That makes your notifications non-disruptive and well-curated.

**Business Plan**
The Glance Clock retail price is $199. The product margin allows us to sell Glance Clocks through e-commerce and retail channels for considerable profit. The Company plans to release a subscription service in the future, where customers who use multiple services and would like to get smart notifications would pay on subscription basis $1 per service per month.

The Company also provides business-to-business services, such as by offering a solution to manage meeting rooms. The Glance Clock can be connected to meeting room booking software. When a group comes to a reserved meeting room, the Glance on the wall will show the name of a person who has reserved

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the room and the duration of the meeting. When the meeting comes close to the end, the Glance Clock will gently notify the group in the room that it is time to wrap up the session. The Glance Clock can display essential information for project groups, such as project completion progress. In the sales department, the Glance Clock can show the daily sales volume for a particular sales agent in real time.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Glance Clock | A smart clock that reminds you about appointments on your calendar, tells you the weather, when your Uber has arrived, and other things that matter to you, the moment you need the information, utilizing a cloud platform that gathers data from different sources that a user users. | Individual consumers |

**Competition**
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**
Our customers are individual consumers.

**Intellectual Property**
The Company is dependent on the following intellectual property:

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 5323452 | Sound alarms, beacons, luminous' computer memory devices, computer hardware, data processing apparatus, digital weather station instruments, digital signs, electronic notice boards, computer monitors, projection screens. | GLANCE CLOCK | April 13, 2017 | October 31, 2017 | US |

**Litigation**
None.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Combined Offerings. We plan to use these proceeds as follows:

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Offering Expenses | 44.50% | $11,125.00 | 8.36% | $89,500 |
| Team & | 32.52% | $8,130.00 | 37.30% | $399,110.00 |

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| | | | | |
|---|---|---|---|---|
| Development | | | | |
| Online and E-Comm Marketing | 11.10% | $2,775.00 | 18.88% | $202,016.00 |
| Retail Marketing | 0% | $0 | 13.75% | $147,125.00 |
| Manufacturing and Cloud | 0% | $0 | 5.32% | $56,924.00 |
| Intellectual Property, Legal, and Office Expenses | 6.11% | $1,527.50 | 6.32% | $67,624.00 |
| Travel | 2.66% | $665.00 | 4.58% | $49,006.00 |
| Miscellaneous | 3.11% | $777.50 | 5.50% | $58,850.00 |
| **Total** | **100%** | **$25,000** | **100%** | **$1,070,000** |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Anton Zriashchev (Anton Zriashchev) | CEO and Co-founder (February 2015 – present) | CEO and Founder, Innosvet Ltd. (October 2010 – February 2015) |
| Aleksei Dubov (Alexey Dubov) | COO and Co-founder (December 2016 – present) | Director and Founder, SVET Labs Pte. Ltd. (March 2016 – February 2017) CEO and Founder, SVET Labs LLC (November 2015 – February 2017) CEO and Co-founder, Tradematic LLC (January 2010 - January 2017) Supervisor, Trinity: Innovation, Technology & Marketing GmbH (August 2012 - January 2015) |
| Aleksandr Potudinskii (Alex Potudinskiy) | Vice President of Hardware and Co-founder (February 2015 – present) | CTO and co-founder, Innosvet Ltd. (October 2010 – February 2015) |
| Stanislav Gudkov (Stas Gudkov) | Vice President of Manufacturing and Co-founder (February 2015 – present) | Senior Hardware Engineer, Innosvet Ltd. (October 2010 – February 2015) |

*Indemnification*

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Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*

The Company currently has 2 employees in Singapore and 8 employees in Russia.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common stock | 9,765,500 | Holders of common stock are entitled to one vote for each share held in all matters that come before the shareholders of the Company. | None | 100% | None |
| Convertible note | $188,000 | Not Applicable | Consent of the note holder required for the authorization or designation or any class of Company shares, as well as the issuance of any share capital or other securities convertible into share capital. | Not Applicable | Interest rate of 5% per annum; maturity date November 1, 2018. Optional conversion upon a qualified financing of at least $1,000,000. Equity option. Required conversion if Company is approved by Spring Singapore as an approved project. |

### Ownership

A majority of the Company is owned by a few individuals/entities. These people/entities are Anton Zriashchev and Ruvento Seed II Pte. Ltd.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and Type/Class of Securities Held | Percentage Owned Prior to Offering |
|------|------------------------------------------|-------------------------------------|
| Anton Zriashchev | 3,610,000 common stock | 36.97% |
| Ruvento Seed II Pte. Ltd. | 2,251,000 common stock | 23.05% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

### Operations
The Company develops, markets, and sells the Glance Clock; a 'smart' clock that synchronizes with calendars, mobile phone, weather, and other third- party applications, to provide alerts and updates throughout the day. The Company has not yet commenced principal operations, however, and intends to do so after the current round of financing. Upon sufficient financing, management intends to transfer shares of the Singapore Company to the Company, making it a wholly- owned subsidiary of the Company. There is a risk that if sufficient financing is not received as part of the current capital raise, the commencement of principal operations may be delayed for a period of time, or indefinitely.

### Liquidity and Capital Resources
The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $80,300 in cash on hand which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

### Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

### Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

### Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**THE OFFERING AND THE SECURITIES**

**The Securities Offered in this Offering**

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

16

**Securities Sold Pursuant to Regulation D**

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right,
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares

**Classes of securities of the Company**

**Common Stock**

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to those for the Series Seed Preferred Stock

*Rights and Preferences*
None

***Series Seed Preferred Stock***

*Dividend Rights*
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

*Voting Rights*
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;

- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

As long as Ruvento Seed II Pte. Ltd. owns no less than 400,000 shares of Company common stock issued or issuable upon the conversion of the Series Seed Preferred Stock, it has the right to appoint a member of the Board of Directors (the "Series Seed Director"). If such condition is not met, the Series Seed Preferred holders are entitled to designate the Series Seed Director.

*Right to Receive Liquidation Distributions*
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1.5 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

*Conversion Rights*
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

*Rights under the Series Seed Preferred Stock Investment Agreement*
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

**What it means to be a minority holder**

As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

**Dilution**

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Transfer Agent**

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

The Company does not have the right to repurchase the Series Seed Preferred Stock.

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- The Singapore Company advanced funds for Company operations. These advances are non-interest bearing. At November 30, 2017, the amount of advances outstanding was $5,649.

**Conflicts of Interest**

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

**OTHER INFORMATION**

**Bad Actor Disclosure**

None

**SEEDINVEST INVESTMENT PROCESS**

*Making an Investment in the Company*

**How does investing work?**

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the 1933 Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

|  |  |
|--|--|
| /s/Anton Zriashchev | |
| (Signature) | |
| | |
| Anton Zriashchev | |
| (Name) | |
| | |
| CEO and Director | |
| (Title) | |

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

|  |  |
|--|--|
| /s/Anton Zriashchev | |
| (Signature) | |
| | |
| Anton Zriashchev | |
| (Name) | |
| | |
| CEO and Director | |
| (Title) | |
| | |
| January 4, 2018 | |
| (Date) | |

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*

**GLANCE TECH, INC.**
A Delaware Corporation


Financial Statements (Unaudited) and
Independent Accountants' Review Report


For the Period of October 3, 2017 (inception) to November 30, 2017

**GLANCE TECH, INC.**

For the period from October 3, 2017 (inception) through November 30, 2017

Table of Contents



## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

**FRUCI & ASSOCIATES II**
A Professional Limited Liability Company

To Management of Glance Tech, Inc.
251 Little Falls Dr.
Wilmington, De 19808

We have reviewed the accompanying financial statements of Glance Tech, Inc. (the "Company") which comprise the balance sheet as of November 30, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from October 3, 2017 (inception) through November 30, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

### Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, the Company has not generated sufficient revenues to date and relies solely on outside sources to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

*Fruci & Associates II, PLLC*

Spokane, WA

December 15, 2017

**Members of:**
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

**GLANCE TECH, INC.**
BALANCE SHEET
(unaudited)
November 30, 2017

| | | |
|---|---|---:|
| Assets | | |
| Cash and cash equivalents | $ | - |
| | | |
| Total assets | $ | - |
| | | |
| Liabilities and stockholders' equity | | |
| Current liabilities | | |
| Advances - related party | $ | 15,641 |
| | | |
| Total current liabilities | | 15,641 |
| | | |
| Commitments & Contingencies | | - |
| | | |
| Stockholders' equity | | |
| Common stock, $0.00001 par value, 10,000,000 authorized, | | |
| 0 shares issued and outstanding | | - |
| Additional paid-in capital | | - |
| Accumulated deficit | | (15,641) |
| | | |
| Total stockholders' equity | | (15,641) |
| | | |
| Total liabilities and stockholders' equity | $ | - |

See accountants' review report and accompanying notes to the financial statements.

**GLANCE TECH, INC.**

STATEMENT OF OPERATIONS

(unaudited)

For the period from October 3, 2017 (inception) through November 30, 2017

| | | |
|---|---|---:|
| Operating expenses | | |
| Professional and legal fees | $ | 5,649 |
| Marketing | | 1,154 |
| Product development | | 8,779 |
| General and administrative | | 59 |
| Total operating expenses | | 15,641 |
| Loss from operations | | (15,641) |
| Net loss Before Income Tax | | (15,641) |
| Provision for Income Tax | | - |
| Net loss | $ | (15,641) |
| | | |
| Basic & diluted earnings (loss) per share | $ | - |
| Basic & diluted weighted average shares outstanding | | - |

See accountants' review report and accompanying notes to the financial statements.

**GLANCE TECH, INC**

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

For the period from October 3, 2017 (inception) through November 30, 2017

| | Common Stock | | Additional | | Total |
| | Shares | Amount | Paid-in Capital | Accumulated Deficit | Stockholders' Equity |
|---|---|---|---|---|---|
| **Balance at October 3, 2017 (inception)** | - | $ - | $ - | $ - | $ - |
| Net Loss | | | | (15,641) | (15,641) |
| **Balance on November 30, 2017** | - | $ - | $ - | $ (15,641) | $ (15,641) |

See accountants' review report and accompanying notes to the financial statements.

4

**GLANCE TECH, INC.**
STATEMENT OF CASH FLOWS
(unaudited)
For the period from October 3, 2017 (inception) through November 30, 2017

| | | |
|---|---|---:|
| Cash flows from operating activities | | |
| Net loss | $ | (15,641) |
| Net cash used by operating activities | | (15,641) |
| | | |
| Cash flows from financing activities | | |
| Funds received from issuance of equity securities | | - |
| Advances - related party | | 15,641 |
| Net cash provided by financing activities | | 15,641 |
| | | |
| Net decrease in cash and cash equivalents | | - |
| Cash and cash equivalents, beginning | | - |
| Cash and cash equivalents, ending | $ | - |

## NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Glance Tech, Inc. (the "Company") develops, markets, and sells the Glance Clock; a 'smart' clock that synchronizes with calendars, mobile phone, weather, and other third-party applications, to provide alerts and updates throughout the day.

The Company has not yet commenced principal operations, however, intends do to so after current round of financing. Upon sufficient financing, management intends to transfer shares of a company related by common ownership to the Company, making it a wholly-owned subsidiary of the Company. There is a risk that if sufficient financing is not received as part of the current capital raise, the commencement of principal operations may be delayed for a period of time, or indefinitely.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. There were no advertising costs incurred during the period from inception ended November 30, 2017.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company primarily records revenue from sales of its product, Glance Clock. Payments received by the Company, for which no product has been delivered as of the balance sheet date, are recorded as deferred revenue. There were no such prepayments at November 30, 2017 and no such revenues for the period ending November 30, 2017.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

*Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

*Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At November 30, 2017, the Company had no items that would be considered cash equivalents.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the State of Delaware, which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $15,641 for which it may receive future tax benefits. However, as of November 30, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Net Loss Per Common Share

Basic earnings per share is computed using the weighted-average number of shares outstanding. The dilutive effect of potential shares outstanding is included in diluted net earnings per share. During the inception period ended November 30, 2017, there were no common shares issued and outstanding.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events to determine events occurring after November 30, 2017 through December 15, 2017 that would have a material impact on the Company's financial results or require disclosure and noted none.

**NOTE 2 – RELATED PARTY TRANSACTIONS**

During the inception period ended November 30, 2017, a company related through common ownership advanced funds for operations. These advances are non-interest bearing. At November 30, 2017, the amount of advances outstanding is $5,649, and is recorded under 'Advances – related party' on the balance sheet.

**NOTE 3 – GOING CONCERN**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $15,641 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

**EXHIBIT C**
*PDF of SI Website*





## Glance Tech

Introducing Glance, the smart clock that makes essential information you need available at a glance.  **Edit Profile**

| **$500** | **$5,000,000** | **Preferred Equity** |
|---|---|---|
| Minimum | Pre-Money valuation | Security Type |

**Purchased securities are not currently tradeable.** Expect to hold your investment until the company lists on a national exchange or is acquired.

Glance Tech is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Glance Tech without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Smart Home Market
## $24.1 billion

Units Ordered
## 4,400+

> Raised $450,000+ on Indiegogo

> Over $1 million in signed distribution LOIs from international buyers

> Indiegogo campaign hit the target of $50,000 in 1 hour

> MSRP: $199; Projected product margin: 40%

> Round Size: US $1,500,000

> Raise Description: Seed



- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $5,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

Glance contextually shows only the right information from your Mobile Apps exactly at the moment you need to pay attention to it. It makes notifications and quick updates valuable and nondisruptive.

Glance Tech has developed Glance clock, the glanceable interface that is connected to your Mobile Apps and internet accounts and shows the right information in an incredibly easy-to-understand format. Glance clock is a gorgeously designed timepiece that sets the time automatically and serves as an appointment reminder, weather reporter, and a lot more, all at the right moment. It helps you to stay focused on things that you love to do and keeps you updated on your digital life events. Behind the clock, there is a cloud platform that gathers data from services that you use. The Glance cloud contextually analyses data using machine learning to understand which information should be displayed on Glance clock and when. That makes your notifications nondisruptive and well-curated.

### Initial Success

Glance clock was introduced to the market at TechCrunch Hardware Battlefield – CES'16 in Las Vegas. The product has been presented all across the globe, including China (Shanghai, Hong Kong), Singapore, the US, and parts of Europe. Such exposure helped to create a community of 25,000 people who supported the product during its crowdfunding campaign on Indiegogo in mid-September of 2016. The launch was a phenomenal success, and the company hit the goal of $50,000 in the first 24 minutes and reached 800% of the target within 45 days. Glance clock was pre-ordered by almost 4,000 people, which raised the company $468,000 during the Indigogo campaign. After the incredible launch on Indiegogo, the team signed 26 letters of intent with the international buyers who have indicated their interest in purchasing more than 11,000 units. In total, the company received $490,000 in pre-orders, and buyers soft committed $1 million.

### Media and Customers impressions

"The clever invention that helps you reduce smartphone use." - **The Economic Times**

"Its clean appearance will be welcome both in your home and office." - **Uncreate**

"iBeacon mode works like a charm." - **Xander Hoose. Glance customer**

"Great idea, precise and best execution resulted into an excellent product." - **Nick Desh. Glance customer**

"thank you very much for your EXCELLENT service" - **Lawrie Kemp. Glance customer**

"The Glcok is awesome although a bit lacking in apps etc. No issues at all an the App Updates always are clean and without problems." - **Fernando A. Peres. Glance customer**

" It is refreshing to find a company that follows up on product to make sure everything is ok! The clock is working great " - **Byron Johnson. Glance User**

"I'm happy with the device! My wife and myself both have our phones connected to the glace." - **Andrew Lawson. Glance customer**

Disclaimer: The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

### Pitch Deck





Product & Service

Glance is a smart clock that reminds you about appointments on your calendar, tells the weather, notifies you when your UBER has arrived, and other things that matter to you only at the moment you need this information. Unlike notifications on smartphones or smartwatches, notifications on the Glance clock don't require any further action; they are passive. Information on Glance clock makes you aware of events that happen in your digital life without disrupting you from current tasks. With Glance clock, voice assistants, such as Amazon Alexa and Google Home, finally have a face. You can ask Alexa to set a timer and instantly see it on the Glance clock face. It's much more natural to see information rather than just hear it.

The Glance clock's simple interface is so intuitive, it is understandable for people with special needs such as autism, ADHD, deafness, and other disorders. Glance clock can remind elders to take a medication and not forget about a doctor's appointment.

In the business environment, Glance clock serves as a place manager by delivering messages to a group of people about the important events related to a place, a group, or an individual. It can remind them about a project group meeting time, about a birthday or professional achievement of a particular person, about a company achievement, and much more. At the same time, Glance clock is a beautiful clock that tells time.

**Technology**

The technology that Glance Tech is creating is disrupting the 200-year-old wall clock industry and pioneering the trend of intelligent information filtering and glanceable form of information representation.

The Glance cloud gathers data from different sources that a user uses, such as mobile apps and Web services, and analyses the data contextually. With that done, the Glance cloud can understand which information should be displayed on the Glance clock screen and when. For example, the system can see that the user has a calendar appointment and block all notifications until the meeting is over, at which time the Glance clock will relate all the important things that have happened during the meeting. The information that is delivered at the appropriate moment is valuable and nondisruptive.

**Partnerships**

Glance clock is a product that traditional clock manufacturers have been looking for for years. One of Glance Tech's key partners of is Dutch clock manufacturer NeXtime. The company has 50 years' experience developing, manufacturing, and selling wall clocks and is an established brand in Europe, India, China, and Japan. NeXtime is interested in manufacturing the current Glance clock model, co-developing the next model, and distributing Glance clocks through their existing sales channels. This partnership is beneficial for both parties. Glance Tech will focus on developing the software part of the product (the cloud platform and glanceable user interfaces) while NeXtime manufactures and distributes the hardware part of the product.

**Business model**

Glance clock's retail price is US$199. The product margin allows us to sell Glance clocks through e-commerce and retail channels at a good profit. Next year, we will release a subscription service. Customers who use multiple services and who would like to get smart notifications will need to pay a subscription of US$1 per service per month.

The other part of our business is B2B. For companies, we are offering a solution to manage meeting rooms. Glance clock can be connected to meeting rooms' booking software. When a group comes to a reserved meeting room, Glance clock on the wall will show the name of the person who has reserved the room and the duration of the meeting. When the meeting comes close to the end, Glance clock will gently notify the group in the room that it is time to wrap up the session. Glance clock can display essential information for project groups, such as project completion progress. In the sales department, Glance clock can show the daily sales volume for a particular sales agent in real time.

**Competitive Edge**

There are several companies that have a similar approach. One is LaMetric, a WiFi speaker with a ticker that shows information as text, which is not easy to read and understand at a glance. Bonjour, a smart alarm clock that has a tiny display, is hardly readable from a distance. Bonjour targets bedrooms. Our customers see Glance clock in the office and living room first. We also count smart mirrors as a device delivering nearly the same value, but they have a limited form factor, and they are very expensive.

A new type of smart speakers came to the market lately, such as Amazon Echo Show, and Spot. These are voice-enabled screens that can render a picture to show the information you've asked. The difference between the Glance system and Amazon products is in user experience and actionable notifications. Amazon's key focus is to increase the number of Amazon-Prime shoppers and sell more on Amazon.com when the Glance's focus is to simplify the way people get notifications and sell smart data services. Amazon's devices are small and designed to be on a desk or table; Glance has a big, bright display that is visible from a distance. Glance clock has a simple, glanceable interface that appears in the same place and at the same time Amazon devices provide a lot of information, like on your phone's screen.

Gallery



▶

TechCrunch - Glance Smart Wall Clock. **The phenomenal Indiegogo campaign launch at Tech Crunch Disrupt SF 2016**

Media Mentions











Team Story

Glance Tech was incorporated in 2014 with the idea to bring the convenience of using technology to average consumers. Through a year of technology and customer development, the team learned that there were so much complexity and frustration in the way people communicate with digital information. That's where the journey of Glance Tech started.

In February 2015, the founder and CEO Anton Zriashchev made the company pivot to focus on the interfaces that people will use to stay connected and be aware of everything that occurs in their digital lives. By looking through the problem of information overload, procrastination, and productivity losses, Glance Tech's team came up with the idea that then enchanted a familiar object: a wall clock.

At the beginning, the team had just three members. Anton, Alex, and Stas were university friends and had already been working together for ten years. They started as an electronics design studio and grew to a company that could handle its own product development and manufacturing. Alexey joined the team later in 2016 after the Indiegogo campaign. He instantly became a part of the team with deep involvement in product development and business operations. Since the product launch in 2016, the team grew from five to ten people and is looking forward, attracting more talented people who have the same passion and love for beautiful products and simple solutions.

**Company Mission**

At Glance Tech, we help people avoid data overload by only showing them their essential information at the right moment. We are doing this using smart and connected technologies and applying them to products with simple, forward-thinking designs.

Founders and Officers



**Anton Zriashchev**
CEO & FOUNDER

Anton Z. is an experienced entrepreneur with a keen interest in electronics, industrial design, and technology. He is the founder and CEO of Glance Tech, where his example-driven leadership shapes the atmosphere. He holds three degrees in electronic engineering, math economics, and management & leadership; all of these were received with honors at different stages in his career. He started his first business at the age of 20 and sold the hardware design agency at a profit before launching Glance Tech. His passion for simplicity drives the development and forms the core culture of the team that is creating Glance products.

Anton loves cross-country skiing, surfing, trance music, and minimalistic things. He is always looking for the point of perfection to reach.



**Alexey Dubov**
COO & CO-FOUNDER

Alexey D. is a cofounder and COO of Glance Tech. He leads the software development team and overall daily operations of the company. Alexey always thinks in a straightforward manner and executes plans without any doubts. He is passionate about structuring things and making sure that they are clearly explained and recorded. Prior to co-founding Glance Tech, Alexey led his own Software-hardware development firm in the area of human-centric electronics. He holds a BBA in Computer Science from Bauman University, one of the greatest universities in Russia.

He always finds a way to combine what he loves most—electronic music, sports, fishing, coding—with work. Alexey is calm from the outside but a hot engine of incredible ideas inside.

Key Team Members



**Alex Potudinskiy**

VP of Hardware & co-founder



**Stas Gudkov**

VP of Manufacturing & co-founder





**Danil Vinogradov**

PCB and Mechanical Designer



**Constantin Tukmakov**

Hardware System Architect



**Peter Rusanov**

iOS Developer



**Pavel Malyshev**

Backend Developer



**Maksim Tverdikov**

Cloud DevOps





**Valentine Boyev**

UI/UX



**Anton Matenok**

QA

Notable Advisors & Investors



**Ruvento Ventures**

Investor, Investing in IoT, robotics and emerging technologies across USA and Asia



**HaxAsia**

Investor, Hardware 2.0 accelerator program & investor



## Q&A with the Founder

**Q: Please detail distribution and retail interest.**

Glance Tech: Our first focus is fulfilling Glance Clock's Indiegogo orders. In terms of retail, we started thinking about retail strategy more than a year ago and now have more than 200 names on our potential distributors' and buyers' list. These aren't merely cold leads; we've met with all of them personally at conferences and elsewhere. Our go-to-market strategy is direct-to-consumer sales followed by e-commerce via platforms like Amazon and other, more specific platforms like Touch of Modern; after these two steps, we head to retailers and distributors. We're planning on targeting the Asian region first because it's easier for us in terms of time zone and our payment terms are more favorable locally; then, when we can support larger volumes, we'll head to US retailers and other Western retailers.

**Q: Please detail your product integrations.**

Glance Tech: Our key features include calendar integration with Google, iCal, and Outlook; and six weather channel sources to cover the globe. With IFTTT's help, we've also started to integrate Alexa so it's a more natural experience; you can talk to Alexa to control the clock. We also have an alarm clock, timers, data, call and caller ID integration, and an Uber integration (which was difficult to obtain).

**Q: Please detail your barriers to entry and competitive advantages.**

Glance Tech: All of our value lies in the integrations, which take a lot of time to build out and figure out how to get right. A company that we're scared about is Amazon, since they're unpredictable in their product introductions and market moves. They have a lot of resources to copy our product, but we're fairly confident they won't because all of their products are focused on increasing Amazon sales; a smart clock wouldn't necessarily drive sales in that way. Quite a few existing competitors have a product that is similar in concept. LaMetric produces customizable speakers with a smart interface, but they are difficult to read and are only equipped to show text. Glance can show both text and data at a glance. Bonjour is a French smart alarm clock, but we believe that the bedroom is an unpopular place for smart devices; based on our customer surveys, consumers want their smart interfaces elsewhere, with the bedroom being the fifth-most popular choice. Smart mirrors have an interesting concept but they are all at the prototype stage and are very limited in terms of size options; they are quite hard to place in a house interior and quite expensive because of the screen panel.

**Q: Please detail your strategy to scale post-raise.**

Glance Tech: We will be mostly focused on B2B development, bringing our product to the B2B market and opening that new source of revenue, after that move into platform game.

**Q: Could you provide a breakdown of your full-time/part-time team?**

Glance Tech: We have 10 full-time people on the team. In Signapore, we have Anton, Alex, and Azhar; Alex is mostly traveling. The rest of the team is composed of engineers in Russia. That's how we manage our burn rate by keeping engineering costs low while getting great talent.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

## Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

| TERMS & DESCRIPTION | REGULATION D - RULE 506(C) | REGULATION CF |
|---|---|---|
| Investor Types | Accredited Only | Accredited and Non-accredited |
| Round description | Seed | Seed |
| Round size | US $1,500,000 | US $1,500,000 |
| Offering cap | N/A | US $1,070,000 |
| Minimum investment | $20,000 | US $500 |
| Target minimum | US $250,000 | US $250,000 |
| Investment Management Agreement | All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Company's offering materials for additional details. | All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Company's offering materials for additional details. |
| Closing Conditions | The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. | The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. |

## Use of Proceeds





If Minimum Amount Is Raised

Miscellaneous
Travel
IP, Legal, Office
Marketing (online, e-co...
Team & Development

If Maximum Amount Is Raised



Team & Development
Online and e-comm Ma...
Retail Marketing
Manufacturing and Clo...
IP, Legal, Office
Travel
Miscellaneous
Unspecified

## Investor Perks

**To participants contributing to the first $500k raised:**

30% off all Glance products, through 2018, plus free paid services forever,

**To participants contributing to the first $1M raised:**

20% off all Glance products, through 2018

**All investors will receive the following:**

Investor-only offers including exclusive events, sales, product and services launches, and the direct communication with founders.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Glance Tech's prior rounds by year.





This chart does not represent guarantees of future valuation growth and/or declines.

### Pre-Seed

| | |
|---|---|
| Round Size | US $325,000 |
| Close Date | May 28, 2016 |
| Security Type | Common Equity |
| Pre-money Valuation | US $1,240,000 |

### Seed

| | |
|---|---|
| Round Size | US $188,000 |
| Close Date | Jul 19, 2017 |
| Security Type | Convertible Note |
| Valuation Cap | US $5,000,000 |

### Angel

| | |
|---|---|
| Round Size | US $64,300 |
| Close Date | Jul 14, 2015 |
| Security Type | Common Equity |
| Pre-money Valuation | US $425,000 |

## Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached to this profile in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

**Operations**

The Company develops, markets, and sells the Glance Clock; a 'smart' clock that synchronizes with calendars, mobile phone, weather, and other third-party applications, to provide alerts and updates throughout the day. The Company has not yet commenced principal operations, however, and intends to do so after the current round of financing. Upon sufficient financing, management intends to transfer shares of the Singapore Company to the Company, making it a wholly-owned subsidiary of the Company. There is a risk that if sufficient financing is not received as part of the current capital raise, the commencement of principal operations may be delayed for a period of time, or indefinitely.

**Liquidity and Capital Resources**

The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $80,300 in cash on hand which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Trends and Uncertainties**



After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

**Valuation**

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

## Market Landscape



Forecast market size of the global smart home market from 2016 to 2022 (USD)
https://www.statista.com/statistics/682204/global-smart-home-market-size/

There are three forces that make the market hot right now:

1. **The social force** — the productivity trend is rocking now, and almost every person is becoming deeply aware of how he or she spends time. Devices like the Glance clock help those people to focus on the things that matter and avoid being disrupted.

2. **The technology force** — machine learning (ML) has become affordable and much easier to apply to many aspects of people's lives. While a human brain is struggling to manage big volumes of information, ML benefits can help to extract the right piece of information from unstructured data.

3. **The economic force** — people are more willing to buy smart and connected products. The number of connected devices purchased in 2016 raised by 64% compared to 2015, and this year will double it. (https://www.cnbc.com/2017/01/04/why-2017-will-finally-be-the-year-of-the-smart-home-consumers-figure-it-out.html). Approximately 40% to 70% (depending on the source) of people are going to adopt some smart technology in the next two to three years. One of the most interesting smart device categories is a voice assistant, which in the Glance clock compliments a visual representation of information, making it much easier to understand.

The market for connected devices shows that information from users' digital accounts was formed in 2015 and has demonstrated pretty sustainable growth since then. The big players like Amazon and Google recently released their devices with displays that show the information to users regardless of the phone. The concept of having information on stand-alone devices has just been proved by thousands of people.

## Risks and Disclosures

**The Company may be unable to protect its intellectual property adequately.** The Company has no patents on its single product – the Glance Clock – and its previous application for a patent on this product was rejected. The Company has not at this time filed another application or any request to appeal the rejection, and any such filings are not guaranteed to result in any issued patents or patent protection. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect its proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

**EXHIBIT D**
*Investor Deck*

# glance

VALUABLE
INFORMATION
AT A GLANCE



This presentation contains offering materials prepared solely by Glance Tech, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

# Smartphone addiction and data overload are key problems of modern life

- An average person spends 3 hours per day checking his phone every 10 minutes

- 40% of productivity loss is caused by multitasking

- Data overload and multitasking make people unproductive and exhausted



# Glance clock makes vital information available at a glance

- Glance clock enhances a traditional clock experience and creates a new category of devices that deliver passive notifications

- The Glance's simple interface makes information easy to understand at a glance and take immediate action;

- Various applications for work environment, co-working spaces, smart home, elders, people with ADHD and hearing loss, schools, more



# Glance knows what to display and when, by using machine learning

- The data and notifications from widely used Apps get a visual representation

- Voice assistants (Amazon Alexa, Google Home) finally get a face

- Glance Cloud is open for 3rd party developers for their Apps

- Machine Learning algorithms that determine what information need to be shown and when



# Competitive products on the market



OFF

A customizable ticker that shows data as text that is hard to read. Glance clock displays information in a graphic, easy-to-read format.

**LAMETRIC**

BONJOUR

Small size screen meant for bedrooms only, while Glance is much bigger and can be used in any place.



**BONJOUR**

10:26 a.m.

Expensive with a limited form-factor that is hard to implement in an interior. Glance looks great in any room, bring more value, and costs less.

**SMART MIRRORS**

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

# Growing step by step

**Sep'16**

**AWARDS & MEDIA**

Most Promising Startup
Best Product Design
TC, Forbes, Uncrate

**Nov'16**

**PRE-ORDERS**

4,100 units
$490,000

**Aug'17**

**MASS-PRODUCED PRODUCT**

in Malaysia
shipped 2500 units

**May'18**

**GLOBAL DISTRIBUTORS**

11,000+ units
worth $1 million

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. Graphic on this slide does not represent actual data.

# Selling Glance to consumers and companies

| | | | |
|---|---|---|---|
| **B2C** | direct sales<br>**$199** | monthly paid services<br>**$1 user/ser/mo** | retail sales<br>**$90 FOB** |
| **B2B** | — | sales to companies<br>**$360 LTV** | installation & maintenance fees<br>**$5 clock/mo** |
| | **2017** | **2018** | |

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

# Disrupting 200-year-old clocks industry

- Glance is disrupting the existing wall clock market by providing new value in an existing product category
- Secured partnership (OEM and CO-OP) with NeXtime, a clock manufacturer with established supply chain in Europe and Asia.
- Target to reach bigger clock manufacturers such as SEIKO, CITIZEN, CASIO to implement Glance technology into their products.
- Potential to reach the $1b market share in just the wall clock segment.



| |
|---|
| NEXTIME |
| CASIO* |
| SEIKO* |
| CITIZEN* |

* Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

# Millions homes and offices waiting for Glance

**MAIN B2C MARKET - $6.2B**

- 1.2b people live in developed countries
- 3 people per family in average
- 40% are middle class
- 26% in the age of 35-55
- One Glance per family for $149 (target price)

**POTENTIAL B2B MARKET - $12.7B**

- 235m business in the world
- 15% of business are sustainable
- Assuming one meeting room per business
- One Glance clock per meeting room
- $360 LTV during 3 years per one Glance sold


Hello

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

# Going to market

| | | |
|---|---|---|
| August - November 2017 | 1 | Indiegogo pre-orders shipping to backers |
| November - December 2017 | 2 | Direct sales. 290 units. $48k |
| January - February 2018 | 3 | First distributor’s POs ~2,000 units. $177k in sales |
| January - May 2018 | 4 | E-comm sales 1,200 units. $158k |
| May - June 2018 | 5 | Second POs. ~6,000 units. $560k in sales |
| October 2017 - June 2018 | 6 | Total 15,500 units sold. $1,860k revenue |
| June 2018 | 7 | Open B2B market. Recurring revenue comes |
| 2018 | 8 | 58,600 units sold. $6.6m revenue |

# Glance Tech revenue projection 2018-2020

| REVENUE SOURCE | | ESTIMATION |
|---|---|---|
| Direct B2C sales worldwide | 1 | $20m |
| Retail sales in the US and the UK | 2 | $15m |
| Monthly paid services | 3 | $3m |
| Retail sales in EMEA and APAC | 4 | $21m |
| B2B sales | 5 | $8m |
| Recurring fees for B2B customers | 6 | $1m |
| **TOTAL** | | **$68M** |

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

# People behind the Glance



### Anton Zriashchev
founder and CEO

**8 years** in running HW business; Sold previous company with profit



### Alexey Dubov
co-founder and COO

More than **10 years** in hardware + software business as an executive



### Alex Potudinskii
co-founder and chief manufacturing

High-skilled HW engineer. **8 years** in the team



### Stas Gudkov
co-founder and VP of HW

Critical thinker with deep systematic approach to HW design. **8 years** in the team

**Also in the team:**

Hardware developer  •  iOS developer  •  Android developer  •  UI/UX designer  •  QA specialist

High Load DevOps  •  Backend developer  •  PCB & Mechanical Designer

# Seed round of funding

- Team & Development — **40.7%**
- Online Marketing — **21.6%**
- Retail Marketing — **16.1%**
- Legal & Office — **15.9%**
- Manufacturing & Cloud — **5.8%**





**EXHIBIT E**
*Video Transcript*

# CES Las Vegas 2016

Anton: We all have a habit to glance at a clock to get the time, and I've decided just to put more available information for people to make it more useful.

Conference Attendee:  For people like me, where you've got too many things going on, it's good to have the reminders come up on a clock, so yeah, I quite like it.

Attendee 2: It's not a complex interface, it's just got little bands of time, and little digital instructions or menu items as to what's going on

Attendee 3: Both within the family and the office, it's a product that would make things really nice and convenient

Attendee 4: I have a clock on the wall and I can glance at it much quicker than it'll take me to focus on the little teeny clock that's on my iMac and at the same time I can see information

Anton: That's easy to understand what is going on and what you should do next, rather than checking every minute your phone or your laptop for example

Attendee 5: It makes your life easy because you can see everything you need to see at one time.

# Glance Clock Script - Version 1

| TIME | AUDIO | VISUALS |
|------|-------|---------|
| **0:00 - 0:20**<br><br>**Intro<br>(20 secs)** | **VOICEOVER**<br><br>This clock is old.<br><br>This clock is *really* old…<br><br>and this clock is same-old, same old<br><br>Despite the fact that they may look a little different, these clocks only do one thing - show time. Isn't it time for an upgrade?<br><br>Just imagine: what if *this*…<br><br>could tell you *this?*<br><br><br><br>or *this…*<br><br>or even *this*? | image of a clock with an old looking face.<br><br>image of a sun-dial<br><br>image of a regular, modern-day wall clock<br><br>Camera pushes in slowly to a Close-Up of the modern-day wall clock.<br><br><br><br>Camera stops push in on clock.<br><br>image of thermostat and temperature<br><br>image of tracking app showing steps<br><br>image of a planner/schedule on desk, focus on writing indicating an 11 am meeting |
| **0:20 - 0:30**<br><br>**Product Reveal<br>(10 secs)** | **VOICEOVER**<br><br>Introducing Glance Clock. The clock that can tell you...<br><br><br><br><br><br>that... | Product shot of Glance Clock.<br><br>Glance Clock is on the left side of the screen. Motion Graphics pop up on the right hand side representing each service.<br><br>motion graphics image of a Nest thermostat and on it, the room temperature of 71℉ . The image of Nest appears to get sucked into the Glance |

| | | Clock. LED's light up on the clock face to show the room temperature. |
|---|---|---|
| | that... | motion graphics image of a number and a chart indicating steps taken. Similar to what one sees in a fitbit app. The number and chart also get sucked in by Glance Clock. LED's light up on the clock face and show the amount of steps taken and activity level. |
| | and that, at a glance. | motion graphics image of a daily planner with times blocked off for meetings. The planner appears to get sucked in by Glance Clock. LED's light up on and show the schedule on the face of the clock. |
| **0:30 - 1:00**<br><br>**Product Description (40 secs)** | Glance Clock adds extra layers of information allowing you to see what's important quickly and efficiently.<br><br>The brightly lit LEDs represent information you choose to see ahead of time. The ticker in the center tells you specifically what information is being presented.<br><br>A quick look at Glance Clock tells you more than just the time, it tells you...<br><br>who is calling…<br><br>gives you reminders...<br><br>shows you the weather...<br><br>and displays your schedule by showing you all your appointments, meetings and events in different | Product shot of Glance Clock with LED's lit up.<br><br><br><br><br><br>Close-up on text on Glance Clock.<br><br><br><br><br>Glance Clock LED's lit up to indicate an incoming call.<br><br>LED's lit up to indicate a reminder<br><br>LED's lit up to show weather (sunny and 71 F degrees).<br><br>LED's lit up to show schedule. Motion graphic used to point at different LED |

| | colors so you know exactly how your day is laid out.<br><br>Now you don't have to pull out your phone to see what matters - it's all there on Glance Clock. | colors to point out which one is a meeting and which one an appointment. |
|---|---|---|
| **1:00 - 1:40**<br><br>**Use Cases (40 secs)** | **VOICEOVER**<br><br>...Connect Glance Clock to your fitbit and have it show how well you slept…<br><br>or didn't sleep…<br><br><br><br><br><br><br><br>how many steps you've taken...<br><br>or haven't taken… | INT. BEDROOM- MORNING<br>Jeff is in his pajamas. He's clearly groggy. He looks up at Glance Clock.<br><br>A shot of the clock reveals he did not sleep very well.<br><br>Back to a shot of Jeff who is suddenly holding a pot of coffee and a mug, chugging coffee out of the steaming mug.<br><br><br><br>INT. KITCHEN - DAY<br>Jeff looks at Glance Clock.<br><br>A shot of Glance Clock reveals he did not take many steps today.<br><br>Cut back to Jeff. He's in exercise clothes with high gym socks, a sweat band and he's doing jumping jacks.<br><br>He exits the front door to go for a run.<br><br>INT. KITCHEN - DAY<br>Emma is at the kitchen sink, filling water into her glass. She looks at the clock.<br><br>The clock shows it's 87 degrees outside.<br><br>Jeff has returned from his run and is drenched. Huffing and puffing, he takes the water out of Emma's hand. |

| | | |
|---|---|---|
| | Check what the weather is like so you know what to wear BEFORE going outside. | INT. LIVING ROOM/HOME OFFICE - NIGHT<br>Jeff and Emma sit on a couch. |
| | Or use the timer, so you don't forget about the important things. | The Glance Clock timer alerts him. Shot of Glance Clock showing the timer. Because the room is dark, Glance Clock is glowing.<br><br>Next shot, Jeff is on the couch with a plate of cookies. Emma grabs a cookie and snuggles up closer to him.<br><br>INT. HOME OFFICE/LIVING ROOM - DAY<br>Jeff is at his desk in his home office. He looks at Glance Clock. |
| | And know when to leave the house when your Uber is outside. | Camera swish pans to the clock. In the background, through the window, we see an Uber pull up. |
| | Glance Clock lets you can make the right decisions and take action. | When it swishes back, Jeff is gone and his office chair is spinning. He left in a hurry to catch his Uber! |
| **1:40 - 2:20**<br><br>**Interview (40 secs)** | **INTERVIEW W/ ANTON: Q&A**<br><br>Intro:<br>Hi, I'm Anton. The creator of Glance Clock.<br><br>I wanted to create a product that seamlessly combines beauty and information. A clock was the perfect item to upgrade because it's familiar, beautiful and functional.<br><br>With a quick glance, you'll know more than just the time. All the information you'll want will be right in front of you. | INT. HOME OFFICE - DAY<br><br>Jeff's chair is empty. Anton enters the frame and sits down in Jeff's chair. |

| | | |
|---|---|---|
| | We're really excited about what we've created, and we'd really love your support! | |
| **2:20 - 2:25**<br><br>**Call to Action (5 secs)** | **VOICEOVER**<br><br>So leave *this* behind...<br><br><br>and move forward! Pre-order your Glance Clock today. | Image of the modern-wall clock from the beginning of the video<br><br>Image of Glance Clock. Camera pulls out and video fades to black. |

# TechCrunch Disrupt SF 2016

Interviewer: So you guys are building a clock that will tell you when your Uber is going to arrive, how are you guys doing that?

Anton: We are doing it on the hardware and software side. We are combining both together and we're bringing the right information right in front of you. Like, imagine Uber will notify you exactly at the moment the Uber is outside and you need to leave your house. You can connect to your favorite accounts, like Google calendar, the weather, the fitness tracker, or whatever. We analyze this data to understand what we need to show you at the particular moment to make it actionable. So during a busy day, you can see your schedule and your appointments. You can easily color code it so at a glance understand what you have next or what you have right now. It shows you what kind of activity I have, a meeting, or a call, whatever. So it's right in front of you,  just glance at the clock and "Ok, I've done not so much and I'll go to the gym, so you can keep it moving." For a family, all accounts can connect and talk to this clock and see the response. Or you can also bring the clock into your office or somewhere. And we built this experience where you can see the data here but when you're there, you can see it there as well. Right now it works on our platform, and we are working. We just recently opened it, so you can go to our web page, find the API link, and build you own application with something you want to see. On retail, this will be $199 but go to our web page - it's reduced right now, and tomorrow you can pre-order for just $99.